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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.   )

HENRY (JACK) & ASSOCIATES

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

426281101

(CUSIP Number)

Check the following box if a fee is being paid with this statement [   ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)	PAGE 1 OF 7

CUSIP NO. 426281101	13G	PAGE 2 OF 7 PAGES

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC - 95-4575414

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION IS A CALIFORNIA LIMITED LIABILITY COMPANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0

	6	SHARED VOTING POWER 5,554,274

	7	SOLE DISPOSITIVE POWER 0

	8	SHARED DISPOSITIVE POWER 5,554,274

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,554,274

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.25%

12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

United States
Securities and Exchange Commission

Schedule 13G

*********************

Item 1.	(a)	Issuer:	HENRY (JACK) & ASSOCIATES

	(b)	Address:	663 HIGHWAY 60 PO BOX 807 MONETT, MO 65708

Item 2.	(a)	Filing Person:	Kayne Anderson Rudnick Investment Management, LLC

	(b)	Addresses:	1800 Avenue of the Stars, Second Floor Los Angeles, CA 90067

	(c)	Citizenship:	Kayne Anderson Rudnick Investment Management, LLC is a California limited liability company

	(d)	Title of Class of Services:	Common Stock

	(e)	Cusip Number:	426281101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(e)	Kayne Anderson Rudnick Investment Management, LLC, is an investment adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

		Kayne Anderson Rudnick Investment Management, LLC

		• Managed accounts	5,554,274

	(b)	Percent of Class:	6.25%

United States
Securities and Exchange Commission

Schedule 13G

HENRY (JACK) & ASSOCIATES (Issuer)
**************************

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable

Item. 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

United States
Securities and Exchange Commission

Schedule 13G

HENRY (JACK) & ASSOCIATES (Issuer)
**************************

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2002 Date

KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC

By:	/S/ ALLAN M. RUDNICK

Allan M. Rudnick, Management Committee Co-Chair, CIO & President

United States
Securities and Exchange Commission

Schedule 13G
(cover page)

HENRY (JACK) & ASSOCIATES (Issuer)
**************************

Box 9.	The reported shares are owned by several accounts managed, with discretion to purchase or sell securities, by Kayne Anderson Rudnick Investment Management, LLC, a registered investment adviser.

Kayne Anderson Rudnick Investment Management, LLC disclaims beneficial ownership of the shares reported.

UNDERTAKING

The undersigned agrees to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and HENRY (JACK) & ASSOCIATES.

Dated: January 30, 2002

KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC

By:	/S/ ALLAN M. RUDNICK

Allan M. Rudnick, Management Committee Co-Chair, CIO & President